C M 3/16

SECU[illegible] ION

05038075

ANNUAL AU[illegible] ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 14052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOUCHSTONE SECURITIES, INC.

OFFICIAL USE ONLY
47-6046379
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 EAST FOURTH STREET SUITE 300
(No. and Street)

CINCINNATI,	OHIO	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRIE A. WIEDENHEFT (513) 362-8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1900 SCRIPPS CENTER	312 WALNUT STREET	CINCINNATI,	OHIO 45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC MAIL RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

PROCESSED MAR 17 2005 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/15

OATH OR AFFIRMATION

I, TERRIE A. WIEDENHEFT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOUCHSTONE SECURITIES, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Terrie A. Wiedenheft
Signature

Chief Financial Officer
Title

James R. Waters Jr.
Notary Public

JAMES R. WATERS, JR.
Notary Public, State of Ohio
My Commission Expires 10.16.07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Touchstone Securities, Inc.

Financial Statements and Supplementary Information

Year ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Report of Registered Independent Public Accounting Firm

The Board of Directors
Touchstone Securities, Inc.

We have audited the accompanying statement of financial condition of Touchstone Securities, Inc., an indirect wholly owned subsidiary of Western and Southern Life Insurance Company, as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Securities, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

January 20, 2005

Touchstone Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets		
Cash	$	**7,484,158**
Accounts receivable		**770,391**
Receivable from affiliates		**37,974**
Federal income tax receivable from affiliate		**804,123**
Deferred tax asset		**20,008**
Deferred commissions		**3,032,994**
Prepaid and other assets		**396,820**
Total assets	**$**	**12,546,468**
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliates	$	**2,984,528**
Accrued expenses		**2,004,355**
Total liabilities		**4,988,883**
Stockholder's equity:		
Common stock, $100 par value, 1,000 shares authorized, issued and outstanding		**100,000**
Additional paid-in capital		**39,424,377**
Accumulated deficit		**(31,966,792)**
Total stockholder's equity		**7,557,585**
Total liabilities and stockholder's equity	**$**	**12,546,468**

See accompanying notes.

Touchstone Securities, Inc.

Statement of Operations

Year ended December 31, 2004

Revenue	
Commissions	$ 43,917,472
Distribution fees	7,045,562
Underwriting	487,757
Outsourced funds revenue	53,399
Interest and dividends	7,337
Total revenue	51,511,527
Expenses	
Commissions	46,524,537
Sales and distribution	5,581,384
Marketing, printing and promotion	1,110,023
Employee compensation and benefits	3,213,903
Shared services	760,510
Selling, general and administrative	526,972
Travel	750,603
Professional services	95,712
Occupancy	130,485
Research	162,718
Total expenses	58,856,847
Loss before provision for income taxes	(7,345,320)
Income Taxes	
Current tax benefit	(2,557,036)
Deferred tax expense	46,201
Total Income Taxes	(2,510,835)
Net loss	$ (4,834,485)

See accompanying notes.

Touchstone Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2003	$ 100,000	$36,624,377	$(27,132,307)	$ 9,592,070
Capital contribution from parent	-	2,800,000	-	2,800,000
Net loss	-	-	(4,834,485)	(4,834,485)
Balance at December 31, 2004	**$ 100,000**	**$39,424,377**	**$(31,966,792)**	**$ 7,557,585**

See accompanying notes.

Touchstone Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2004

Cash flows used in operating activities	
Net loss	**$(4,834,485)**
Adjustments to reconcile net loss to net cash used in operating activities:	
Deferred tax expense	**46,201**
Change in operating assets and liabilities:	
Accounts receivable	**(130,552)**
Receivable from affiliates	**61,715**
Federal income tax receivable from affiliate	**18,319**
Deferred commissions	**(446,046)**
Prepaid and other assets	**(99,801)**
Payable to affiliates	**224,508**
Accrued expenses	**268,202**
Net cash used in operating activities	**(4,891,939)**
Cash flows from financing activities	
Capital contribution from parent	**2,800,000**
Net cash provided by financing activities	**2,800,000**
Net decrease in cash and cash equivalents	**(2,091,939)**
Cash and cash equivalents at beginning of year	**9,576,097**
Cash and cash equivalents at end of year	**$ 7,484,158**

See accompanying notes.

1. Organization and Nature of Business

Touchstone Securities, Inc. (the Company) is a wholly owned subsidiary of Western-Southern Life Assurance Company (WSLAC), a wholly owned subsidiary of Western and Southern Life Insurance Company (WSLIC). The Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is authorized to hold both trading and investment securities. The Company distributes the Touchstone Family of Mutual Funds (the Touchstone Funds) and fixed and variable annuities of its affiliates through affiliated sales representatives. The Company generates 100% of its revenue from transactions with affiliates.

2. Significant Accounting Policies

Cash Equivalents

Cash equivalents consist of short-term highly liquid investments with original maturities of three months or less.

Deferred Commissions

The Company pays commission charges on the behalf of shareholders on B and C shares when securities are purchased. The costs incurred by Touchstone Securities are recorded as a deferred asset and are amortized over the expected future periods of benefit. B share commissions are amortized over a period of 72 months and C share commissions are amortized over a period of 12 months. Annually, the Company performs an impairment analysis of their deferred commissions asset. As a result of the 2004 analysis, the Company recorded an impairment on their B-share deferred commission asset in the amount of $21,054.

Revenue Recognition

Commission income and related expense pertaining to fixed and variable annuity and mutual fund transactions are recorded upon the execution of the contracts for annuity transactions and the trade date for mutual fund transactions.

Sales distribution fees are recognized as earned based on an expense reimbursement agreement between the Company and an affiliate.

2. Significant Accounting Policies (continued)

Income Taxes

The Company is included in the consolidated federal income tax return with WSLIC. Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, requires a systematic and rational allocation of tax expense to members of the consolidated group. Accordingly, the Company records a provision for income tax expense under the separate return method as permitted under SFAS No. 109. The benefit from losses of the Company is available to offset the Company's future taxable income within the period of limitations, in accordance with the Company's tax sharing agreement. Differences between the effective tax rate and the federal income tax rate are due to adjustments for meals and entertainment. The Company received $2,575,355 for income tax reimbursement in the current year. The amount of taxes currently receivable from WSLIC as of December 31, 2004 was $804,123.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company shares common facilities, equipment, personnel and administrative services with affiliated entities. The Company reimburses such entities for the use of facilities, equipment, personnel and services based generally on office space utilized, direct payroll costs incurred and out-of-pocket expenses. The Company incurred expenses of $760,510 for the use of facilities and services provided by affiliates for the year ended December 31, 2004.

WSLAC has committed to fund operations of the Company to the extent necessary for the Company to continue as a going concern.

The Company serves as a distributor for annuity contracts sold by WSLAC and Integrity Insurance Company, an affiliate. During 2004, the Company recorded commission income of $1,003,141 and $42,365,338 of commissions received from WSLAC's and Integrity's annuity sales, respectively.

3. Related Party Transactions (continued)

The Company receives sales distribution income (12b-1 fees) from the Touchstone Funds as compensation for sales distribution efforts of the Company. Such fees amounted to $7,045,562 for the year ended December 31, 2004.

The Company participates in a management service arrangement with affiliates whereby it pays expenses for services received from affiliates. During 2004, the Company incurred $3,400,320 in expenses under this arrangement.

4. Pension Plans

The Company is covered under the Western-Southern Affiliated Company Employee Retirement 401(k) Savings Plan (the Savings Plan) which is a contributory plan covering all eligible full-time employees. The Savings Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Contributions by the Company amounted to $18,182 for the year ended December 31, 2004.

Additionally, the Company is covered under the Western-Southern Affiliated Companies Retirement Plan (the Retirement Plan) which is a defined contribution plan to provide eligible participants with additional income after retirement. Eligible participants include employees of the Company who are over twenty-one years of age and have more than 1,000 hours of service during a twelve-month period. Under the Retirement Plan, each participant is provided with an allocation of the Company's contribution that is determined by an annual resolution of the Board of Directors. The Retirement Plan is subject to provisions of ERISA. Contributions by the Company amounted to $115,266 for the year ended December 31, 2004.

5. Regulatory Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule, Rule 15c3-1 (the Rule), which requires that the Company maintain a minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1, as those terms are defined by the Rule. At December 31, 2004, the Company's net capital, as defined, was $2,330,933, which was $1,974,153 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 2.30 to 1.

6. Exemption from Rule 15c3-3

The Company carries no customer accounts and promptly transmits all customer funds and securities to its clearing brokers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

Supplementary Information

Touchstone Securities, Inc.

Schedule I - Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2004

Computation of net capital		
1 Stockholder's equity	$	7,557,585
Less non-allowable assets:		
2 Accounts receivable		1,682,933
3 Prepaid assets		3,379,377
5 Haircuts on securities held		20
6 Net capital before fidelity bond deduction		2,495,255
7 Excess fidelity bond deduction		164,322
8 Net captial	$	2,330,933
Computation of aggregate indebtedness		
9 Total aggregate indebtedness liabilities from balance sheet	$	4,988,883
10 Add control disbursement credit balance		362,815
11 Deduct adjustment based on Special Reserve Accounts (15c3-1) (c) (1) (VII)		-
12 Total aggregate indebtedness	$	5,351,698
Computation of basic net capital requiremnet		
13 Minimum net capital required (6 2/3% of line 12)	$	356,780
14 Minimum net capital required of reporting broker		5,000
15 Net capital requirement (greater of line 13 or 14)		356,780
16 Excess net capital (line 8 less line 15)		1,974,153
17 Excess net capital at 1000% (line 8 less 10% of line 12)		1,795,763
Computation of aggregate indebtedness to net capital		
18 Percentage of aggregate indebtedness to net capital (line 12/line 8)		230%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 FOCUS filing.

Exhibit

ERNST & YOUNG

Ernst & Young LLP
1900 Scripps Center
312 Walnut Street
Cincinnati, Ohio 45202

Phone: (513) 612-1400
www.ey.com

Exhibit A

Touchstone Securities, Inc.

Report of Registered Independent Public Accounting Firm on Internal Controls Required by the Securities Exchange Act Rule 17a-5 for a Broker-Dealer Claiming an Exemption from the Securities Exchange Act Rule 15c3-3

The Board of Directors
Touchstone Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Touchstone Securities, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 20, 2005